October 16, 2009	Lauren Burnham Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	United Development Funding IV Amendment No. 6 to Registration Statement on Form S-11 Filed October 16, 2009 File No. 333-152760
Ladies and Gentlemen:
     On behalf of United Development Funding IV (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 6 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2009 (Registration No. 333-152760) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated September 22, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1. We note your added disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations section regarding the residential homebuilding industry. Please provide us with independent, third party support for the industry data you have included. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports or studies that your rely on were publicly available and not prepared for you and that you did not compensate the party that

Buckhead Office (404) 233-7000	1600 Atlanta Financial Center 3343 Peachtree Road, N. E. Atlanta, Georgia 30326 Fax: (404) 365-9532	With offices in	Charlotte, N.C. Washington, DC

Morris, Manning & Martin, LLP
Securities and Exchange Commission
October 16, 2009

prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
Response: Included in the supplemental materials, which are enclosed with the Staff’s courtesy copy of this letter, are copies of the publicly available reports that the Issuer has cited in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus, including an indication of the portions of such reports that support the disclosure in the Prospectus. All of these reports are publicly available, and none of them were prepared for the Issuer. The Issuer did not pay any compensation for the preparation of these reports, other than standard subscriptions paid for commercial publications available to the general public. The Issuer does not cite any other third-party sources in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Prospectus.
Compensation to the Dealer Manager, and Our Advisor and Its Affiliates, page 14
2. We note that under your declaration of trust, the maximum amount of your indebtedness shall not exceed 300% of your net assets as of the date of any borrowing. Please revise the fee table to include estimated amounts of acquisition and origination fees and expenses, advisory fees, and debt financing fees assuming the maximum amount of leverage permitted under your charter, rather than the amount of leverage you expect to incur. Refer to Item 4.B of Industry Guide 5. Provide comparable disclosure in the compensation table beginning on page 108.
Response: The Issuer respectfully notes that disclosure of the acquisition and origination fees and expenses at the 50% leverage level was specifically requested by the Staff in Comments 23 and 24 of the Staff’s letter dated September 5, 2008. The Issuer respectfully believes that the disclosure of such fees and expenses at the 50% leverage level is appropriate, as the Issuer’s board of trustees has adopted a policy to generally limit the Issuer’s fund level borrowings to 50% of the aggregate fair market value of the Issuer’s real estate properties or secured loans once the Issuer has invested a majority of the net proceeds of this offering and subsequent offerings, if any. Therefore, the Issuer respectfully believes that the disclosure of the fees and expenses at the 50% leverage level provides potential investors with the most accurate and applicable information regarding the amount of such fees and expenses.
     However, pursuant to the Staff’s most recent comment, the footnotes to the tables contained in the “Prospectus Summary – Estimated Use of Proceeds” section beginning on page 8 of the prospectus, the “Prospectus Summary – Compensation to the Dealer Manager, and Our Advisor and Its Affiliates” section beginning on page 14 of the prospectus, the “Estimated Use of Proceeds” section beginning on page 59 of the prospectus, and the “Compensation” section beginning on page 108 of the prospectus have been revised in the Amendment to include disclosure of the acquisition and origination fees and expenses, advisory fees, and debt financing fees at the 300% leverage level.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
October 16, 2009

Risk Factors, page 28
We will not be subject to risks related to the geographic concentration...page 51
3. As you disclose in your Estimated Use of Proceeds section, please revise this risk factor to disclose that in the near term you will concentrate substantially all of your investing and lending (90% or more) in the major Texas submarkets.
Response: The risk factor referenced in the Staff’s comment has been revised to disclose that in the near term, the Issuer will concentrate substantially all of its investing and lending (90% or more) in the major Texas submarkets.
Estimated Use of Proceeds, page 59
4. You disclose that as national markets correct and corresponding demand for land acquisition and new lot development increases, you will increase the percentage of your proceeds invested in land acquisition and development loans. Please additionally disclose whether you plan to continue your concentration in the major Texas submarkets as national markets correct.
Response: The section of the Prospectus under the caption “Estimated Use of Proceeds” beginning on page 59 has been revised in the Amendment to disclose the Issuer’s intended geographic concentration of its investments as national markets correct.
5. You also disclose that application of offering proceeds are subject to change as your board of trustees revises the methods of implementing your investment policies and that your independent trustees will review your investment policies at least annually to determine that your policies are in the best interest of your shareholders. If a change in investment policies is made, such as when national markets correct, please disclose if and how shareholders will be made aware of such change.
Response: The section of the Prospectus under the caption “Estimated Use of Proceeds” beginning on page 59 has been revised in the Amendment to disclose that, if the Issuer’s board of trustees revises the methods of implementing the Issuer’s investment policies, shareholders will be notified of such revisions in a supplement to the Prospectus, as well as the Issuer’s next quarterly or annual report and, if necessary, current report on Form 8-K.
Exhibits
6. We note that you filed the legal opinion with amendment number 2 to the registration statement on December 16, 2008. Considering the lapse of time since the date of the opinion and the amendments to your registration statement since that date, please file an updated legal opinion with the next amendment to your registration statement.
Response: An updated opinion as to the legality of the securities has been attached as Exhibit 5.1 to the Amendment.

Morris, Manning & Martin, LLP
Securities and Exchange Commission
October 16, 2009

* * * *
     The Issuer acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren Burnham Prevost
Lauren Burnham Prevost
cc: Hollis M. Greenlaw, Esq.